Exhibit 99.1

Stantec Inc.

Annual Information Form

February 25, 2026
Cautionary Note Regarding Forward-Looking Statements

Our public communications often include written or verbal “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 “safe harbor” provisions and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlook or future-oriented financial information.

Statements of this type are contained and incorporated by reference in this Annual Information Form (AIF) and include:
•The discussion of our goals, our key performance drivers, and our annual and long-term targets and expectations for our reportable segments, which can be found in our Management’s Discussion and Analysis (MD&A) section of our Annual Report for the year ended December 31, 2025 (incorporated by reference in this AIF and filed under our profile on SEDAR+ at sedarplus.ca and on EDGAR as an exhibit to our Form 40-F at sec.gov).
•Our beliefs about our risk management strategy and our ability to compete effectively which can be found in the Description of the Business section in this AIF.
Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2026 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations.

The purpose of this information is to describe management’s expectations and targets by which we measure our success and to assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this AIF. We caution readers that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this AIF not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

The following factors, among others listed under the Outlook, Risk Factors, and Assumptions sections of our MD&A for the year ended December 31, 2025 (incorporated by reference in this AIF and filed under our profile on SEDAR+ at sedarplus.ca and on EDGAR as an exhibit to our Form 40-F at sec.gov), could cause our actual results to differ materially from those projected in our forward-looking statements:
•Effects of cybersecurity breaches
•Effects of workplace health and safety incidents
•Geopolitical events, political and social instability
•Current and future claims and litigation
•Competition for skilled employees
•New or changing laws and regulations in jurisdictions we operate
•Disruptions to public spending
•Economic conditions, including inflation, interest rates, and currency fluctuations, as well as trade barriers and tariffs
•Fluctuations in demand for design services
•Competition in the geographic or business areas in which we operate
•Force majeure events, including extreme weather events
Many of these factors are beyond our control and have effects that are difficult to predict.

Annual Information Form	2	Stantec Inc.
February 25, 2026

Assumptions about the performance of the Canadian, US, and global economies in 2026 and how this performance will affect our business are material factors that we consider when determining our forward-looking statements. These assumptions are discussed in the Outlook and Cautionary Note Regarding Forward-Looking Statements sections of our MD&A for the year ended December 31, 2025 (incorporated by reference in this AIF and filed under our profile on SEDAR+ at sedarplus.ca and on EDGAR as an exhibit to our Form 40-F at sec.gov).

For additional information regarding material and known risks and assumptions, see pages M-30 to M-42 and M-45 to M-47 of our MD&A. Our MD&A for the year ended December 31, 2025 is incorporated by reference in this AIF and filed on SEDAR+ at sedarplus.ca and on EDGAR as an exhibit to our Form 40-F at sec.gov.

We caution that various factors, including those discussed in our MD&A, could adversely affect our results. Investors and others should carefully consider these factors—as well as other uncertainties and potential events and the inherent uncertainty of forward-looking statements—when relying on these statements to make decisions about our Company.

The forward-looking statements contained in this AIF represent our expectations as at February 25, 2026 and are subject to change after that date. Except as may be required by law, we do not undertake to update any written or verbal forward-looking statement that we may make from time to time. Our current practice is to evaluate and, where we deem appropriate, provide updates to ranges of expected performance for 2026. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Annual Information Form	3	Stantec Inc.
February 25, 2026

Corporate Structure

Name, Address, and Incorporation
Stantec Inc. was incorporated under the Canada Business Corporations Act on March 23, 1984, as 131277 Canada Ltd. We have amended our Articles of Incorporation on several occasions to change share attributes, create and delete classes of shares, reorganize our outstanding share capital and split our common shares on a two-for-one basis, and change the minimum and maximum number of directors of our board.

Since incorporation, we have also amended our Articles of Incorporation several times to change our Company’s name:
•August 15, 1984 – 131277 Canada Ltd. changed to Stanley Engineering Group Inc.
•October 18, 1989 – Stanley Engineering Group Inc. changed to Stanley Technology Group Inc.
•March 30, 1994 – Stanley Technology Group Inc. amalgamated with 3013901 Canada Limited and continued as Stanley Technology Group Inc.
•October 28, 1998 – Stanley Technology Group Inc. changed to Stantec Inc.
Our head and principal office and our registered and records office are at Suite 300, 10220 – 103 Avenue NW, Edmonton, Alberta, Canada, T5J 0K4.

In this AIF, references to “Stantec” and the “Company” include (as the context may require) Stantec Inc. and all or some companies in which it has an interest. References to “our,” “us,” and “we” also refer to Stantec. All amounts in this AIF are in Canadian dollars unless otherwise noted.

Intercorporate Relationships
The following chart lists, as at December 31, 2025, the intercorporate relationships among Stantec and its main subsidiaries; the percentage of voting and restricted securities of the subsidiaries owned, controlled, or directed by Stantec; and the governing jurisdiction of these subsidiaries. For our other subsidiaries not included in this list, the total assets and revenue owned, controlled, or directed by Stantec do not constitute more than 10%, individually, of the consolidated assets or consolidated revenues of Stantec as at December 31, 2025. These excluded subsidiaries also do not constitute more than 20%, in the aggregate, of the consolidated assets or consolidated revenues of Stantec as at December 31, 2025.

Name of Subsidiary	Percentage of Voting Securities	Percentage of Restricted Securities(1)	Governing Jurisdiction
International Insurance Group Inc.	100	n/a	Barbados
Mustang Acquisition Holdings Inc.	100	n/a	Delaware
Stantec Architecture Inc.	0(2)	n/a	North Carolina
Stantec Architecture Ltd.	0(2)	n/a	Canada
Stantec Australia Holdings No. 1 Pty Ltd	100	n/a	Australia
Stantec Australia Pty Ltd	100	n/a	Australia
Stantec Consulting International LLC	100	n/a	Arizona
Stantec Consulting International Ltd.	100	100	Canada
Stantec Consulting Ltd./Stantec Experts-conseils ltée	100	100	Canada
Stantec Consulting Michigan Inc.	100	n/a	Michigan
Stantec Consulting Services Inc.	100	100	New York
Stantec Delaware V LLC	100	n/a	Delaware
Stantec Delaware VI LLC	100	n/a	Delaware
Stantec Geomatics Ltd.	50(2)	100	Alberta

Annual Information Form	4	Stantec Inc.
February 25, 2026

Stantec Global Capital Limited	100	100	United Kingdom
Stantec GS Inc.	100	n/a	Virginia
Stantec Holdings GP ULC	100	n/a	Alberta
Stantec Holdings LP	100	n/a	Alberta
Stantec Holdings ULC	100	n/a	Alberta
Stantec International Consulting, Inc.	100	n/a	Delaware
Stantec International Inc.	100(3)	n/a	Pennsylvania
Stantec New Zealand	100	n/a	New Zealand
Stantec Technology International Inc.	100	100	Delaware
Stantec UK Limited	100	n/a	United Kingdom
Stantec US Insurance Group, Inc.	100	n/a	Arizona

n/a – not applicable

(1)In this AIF, “restricted securities” means non-voting securities in the capital stock of a subsidiary of the Company.
(2)Stantec has economic control over the relevant activities of these entities by means of contractual arrangements.
(3)Held by a structured entity (an entity designed so that voting or similar rights are not the dominant factor in deciding who controls the entity).

Annual Information Form	5	Stantec Inc.
February 25, 2026

General Development of the Business
Three-Year History
Highlights of Stantec’s general development over the past three years are provided below.
2025
Acquisitions
In 2025, we completed the following acquisitions:

Month	Business Acquired	Nature of Business
April	Ryan Hanley Limited(1)	Delivers services, particularly around the Irish water sector, to local authorities, government departments, private clients, and utility companies.
Principally located in Dublin, Ireland.
June	Cosgroves Group Limited	Provides fire engineering, electrical, mechanical, hydraulics, buildings sustainability, and civil expertise services.
Principally located in Christchurch, New Zealand.
August	Page Southerland Page, LLC	Provides services in mission critical, academic, civic, cultural, aviation, science and technology, commercial, industrial, and workplace segments.
Principally located in Washington, DC, USA.

(1)The acquisition of Ryan Hanley Limited was completed through the acquisition of its parent company, Kallan Sustainable Holdings Limited.

Director Changes
On January 1, 2025, Richard (Rick) A. Eng and Christopher (Chris) F. Lopez were appointed to Stantec’s board of directors and the Company's Audit and Risk Committee. Rick Eng was also appointed to the Corporate Governance and Compensation Committee, and Chris Lopez joined the Sustainability and Safety Committee of the board.

Donald Lowry, who had served on Stantec's board of directors since May 2013, retired on January 31, 2025. During his tenure on the board, Mr. Lowry was a member of the Audit and Risk Committee and chaired Stantec's Sustainability and Safety Committee. Following Mr. Lowry's retirement from the board, Martin à Porta assumed the chair position on the Sustainability and Safety Committee.

Officer Changes
On January 1, 2025, Susan Reisbord assumed the position of Stantec's chief operating officer - North America (COO - North America). Ms. Reisbord joined Stantec with the acquisition of Cardno and led Stantec's Environmental Services business operating unit from June 1, 2022 until her appointment to the position of COO - North America.

As part of ordinary course succession planning, on January 11, 2025, Paul Alpern was appointed to the position of executive vice president and general counsel, and Bjorn Morisbak was appointed to the position of executive vice president and chief corporate development officer. On April 1, 2025, Kenna Fraser took on the role of Stantec's chief corporate services officer, and Ryan Roberts assumed the position of chief practice officer. Steve Fleck, who occupied the office of chief practice and project officer since January 2018, retired from the Company's C-Suite effective April 1, 2025.

Financing
On June 11, 2025, Stantec amended its Second Amended and Restated Credit Agreement (SARCA). The SARCA is an unsecured senior revolving credit facility, structured as a sustainability-linked loan, with a syndicate of lenders and Canadian Imperial Bank of Commerce acting as administrative agent, sole lead arranger, and sole bookrunner. The SARCA , which was put in place on December 8, 2022, is an amendment and restatement of Stantec's Amended and Restated Credit Agreement dated June 27, 2018, as amended by (i) Amending Agreement No. 1 dated July 19, 2019 and (ii) Amending Agreement No. 2 dated October 29, 2021, which is an amendment and restatement of a credit agreement dated May 6, 2016, pursuant to which the syndicate of lenders agreed to provide certain credit facilities to the Company. Since December 8, 2022, the SARCA was amended twice. Please refer to the 2024

Annual Information Form	6	Stantec Inc.
February 25, 2026

business developments section for information about the amendment that took place on June 27, 2024. The June 11, 2025 amendment increased the revolving credit facility from $800 million to $1.2 billion and extended the maturity date from June 27, 2029 to June 11, 2030. The senior term loan of $310 million in two tranches remained unchanged, with tranche B of $150 million maturing on June 27, 2027, and tranche C of $160 million maturing on June 27, 2029.
On June 25, 2025, Stantec amended an unsecured bilateral term facility of $100 million with Desjardins Capital Markets (Desjardins Bilateral Credit Facility). The Desjardins Bilateral Credit Facility was originally put in place on June 28, 2024, and was due to mature on June 28, 2025. The June 25, 2025 amendment of the Desjardins Bilateral Credit Facility extended the maturity date to June 26, 2026.

On July 15, 2025, Stantec entered into a US$100 million revolving facility with the a syndicate of lenders and Royal Bank of Canada, as administrative agent, sole lead arranger and sole bookrunner (RBC Bilateral Credit Facility). The RBC Bilateral Credit Facility will mature on July 15, 2027.

The increase in our credit facilities in 2025 reflects the growth in our operations and credit capacity and ensures we have the flexibility to capitalize on growth opportunities.

Offering of Senior Unsecured Notes
On June 10, 2025, Stantec closed a private placement offering of $425 million in aggregate principal of senior unsecured notes due June 10, 2032. The notes bear an interest rate of 4.374% per annum and were priced at par. Stantec used the net proceeds of this offering to repay a portion of existing indebtedness and for general corporate purposes.

For more information about Stantec’s senior unsecured notes, please refer to the Description of Capital Structure section of this AIF.

2024
Acquisitions
In 2024, we completed the following acquisitions:

Month	Business Acquired	Nature of Business
January	ZETCON Ingenieure GmbH	Provides infrastructure planning, inspection, project management, and construction management services.
Principally located in Bochum, Germany.
February	Morrison Hershfield Group Inc.	Provides transportation, buildings, and environmental services.
Principally located in Markham, Ontario, Canada.
April	Hydrock Holdings Limited	Provides energy and sustainability, fire safety, civil and structural, and mechanical, electrical and plumbing (MEP) engineering, transport, environmental, and geotechnical services.
Principally located in Bristol, England.

Financing
The June 27, 2024 amendment changed certain terms and conditions of the SARCA, as defined above, including extending the maturity dates from December 8, 2027 to June 27, 2029, and extending the term of the $150 million tranche from December 8, 2025 to June 27, 2027, and the term of the $160 million tranche from December 8, 2027 to June 27, 2029.

Stantec entered into the Desjardins Bilateral Credit Facility, as defined above, on June 28, 2024. The Desjardins Bilateral Credit Facility was set to mature on June 28, 2025. As noted in the 2025 business development section, the Desjardins Bilateral Credit Facility was amended on June 25, 2025 to increase the maturity date to June 26, 2026.

Annual Information Form	7	Stantec Inc.
February 25, 2026

Officer Changes
Following the planned retirement of Theresa B. Y. Jang, executive vice president and chief financial officer, on July 2, 2024, Stantec announced Vito Culmone as Stantec's next executive vice president and chief financial officer. Mr. Culmone formally became the chief financial officer of Stantec on September 3, 2024.

Director Changes
Patricia D. Galloway, who joined Stantec's board of directors in 2020, passed away on September 26, 2024. Dr. Galloway served on the Company's Corporate Governance and Compensation and Sustainability and Safety committees.

Normal Course Issuer Bid
On December 11, 2024, Stantec renewed its Normal Course Issuer Bid. Pursuant to the Company's Notice of Intention to Make a Normal Course Issuer Bid approved by the Toronto Stock Exchange (TSX), Stantec was permitted to purchase up to 2,281,339 Shares, representing approximately 2% of Stantec’s 114,066,995 issued and outstanding common shares as of December 2, 2024. Purchases were permitted to commence on December 13, 2024, and terminated on December 12, 2025. No shares were repurchased in 2024 and 2025 as Stantec focused on its growth strategy and the execution of its strategic plan.

Base Shelf Prospectus
On December 19, 2024, and upon expiry of the 2022 Base Shelf Prospectus (as defined further in this AIF), Stantec filed a shelf prospectus (the Shelf Prospectus) qualifying the distribution by the Company of common shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination of such securities in one or more transactions during the 25-month period from the date of the Prospectus. For the filing of the Shelf Prospectus, Stantec relied on Blanket Order 44-501 Exemption from Certain Prospectus Requirements for Well-known Seasoned Issuers of the Alberta Securities Commission and each of the comparable exemption orders issued by other provincial and territorial securities regulators in Canada.

2023
Acquisitions
In 2023, we acquired the following firm:

Month	Business Acquired	Nature of Business
June	Environmental Systems Design, Inc.	Provides building engineering services, specializing in mission critical and data center services.
Principally located in Chicago, Illinois, USA.

Director Changes
On March 1, 2023, Celina J. Wang Doka was appointed to Stantec’s board of directors, and on May 11, 2023, Angeline G. Chen was elected to the board of directors at the Company's annual general meeting of shareholders.

Financing
On June 16, 2023, Stantec entered into an unsecured bilateral term facility of $100 million with National Bank of Canada (NBC Bilateral Credit Facility). The proceeds of the NBC Bilateral Credit Facility, which matured on June 17, 2024, were used to repay a portion of existing indebtedness on the Company's revolving credit facility.

Offering of Senior Unsecured Notes
On June 27, 2023, Stantec closed a private placement offering of $250 million in aggregate principal of senior unsecured notes due June 27, 2030. The notes bear an interest rate of 5.393% per annum and were priced at par. Stantec used the net proceeds of this offering to repay a portion of existing indebtedness and for general corporate purposes.

Annual Information Form	8	Stantec Inc.
February 25, 2026

Offering of Common Shares
On November 29, 2023, Stantec closed a bought deal public offering of common shares (the Equity Offering). Pursuant to the Equity Offering, Stantec issued 3,108,450 common shares (the Shares) from treasury, including 405,450 Shares issued in connection with the exercise, in full, of the over-allotment option granted to a syndicate of underwriters. Shares were offered at a price of $92.50 per Share - for total gross proceeds of $287,531,625. The Shares were offered in all provinces and territories of Canada by way of a prospectus supplement to the base shelf prospectus (the 2022 Base Shelf Prospectus) filed by Stantec on November 18, 2022. In the United States, the Shares were offered by way of private placement.

Stantec used the net proceeds of the Equity Offering to repay balances outstanding on its revolving credit facility to create additional capacity to fund acquisitions and growth initiatives, as well as for general corporate purposes.

Launch of 2024 - 2026 Strategic Plan
On December 5, 2023, Stantec released the highlights of the Company's 2024 - 2026 Strategic Plan, including the Company's three-year financial targets and guidance for 2024. To formulate its 2024 - 2026 Strategic Plan, Stantec identified key global trends to drive Stantec's organic growth: Climate Solutions, Communities and Infrastructure of the Future, and Future Technology. As part of its 2024 - 2026 Strategic Plan, Stantec also confirmed its disciplined approach to growth through strategic, accretive acquisitions.

Normal Course Issuer Bid
On December 11, 2023, Stantec renewed its Normal Course Issuer Bid. Pursuant to the Company's Notice of Intention to Make a Normal Course Issuer Bid approved by the TSX, Stantec was permitted to purchase up to 2,281,339 Shares, representing approximately 2% of Stantec’s 114,066,995 issued and outstanding common shares as of December 1, 2023. Purchases were permitted to commence on December 13, 2023, and terminated on December 12, 2024. During 2023, 129,036 common shares were repurchased for cancellation at a weighted average price of $77.25 per share.

Annual Information Form	9	Stantec Inc.
February 25, 2026

Description of the Business
Stantec is a global leader in sustainable engineering, architecture, and environmental consulting. Stantec's professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more. Our strategy is guided by our vision: the success of our clients, communities, and people worldwide is our greatest ambition. The diverse perspectives of our partners and interested parties drive us to think beyond what's previously been done on critical issues like climate change, digital transformation, and future-proofing our communities and infrastructure.

Stantec offers services through five business operating units (BOUs):
•Infrastructure – Evaluating, planning, and designing infrastructure solutions for transportation, community development, and urban spaces that are resilient and community friendly.
•Environmental Services – Providing a wide array of permitting, conservation, ecosystem restoration, health sciences, and environmental, social, and governance (ESG) strategy services to preserve and minimize impacts to environmental, cultural, and social resources.
•Water – Designing solutions to provide resilience and improve health and quality of life through clean, safe water. We support the needs of communities and industry throughout the water lifecycle with tailored solutions for sustainable water resources, planning, management, and infrastructure.
•Buildings – Delivering integrated architecture, engineering, interior design, and planning solutions that draw upon our expertise to create lower-carbon innovations and strengthen communities through the power of design.
•Energy & Resources – Providing safe and sustainable solutions for the world’s energy and resource needs and supporting the energy transition with a growing focus on renewable sources.

The key components of our business model are:
•Geographic diversification. We do business in three regional operating units—Canada, the United States, and Global—offering similar services across all regions. This diversity allows us to cultivate close client relationships at the local level while offering the expertise of our global team.
•Service diversification. We offer services in various sectors across the project life cycle through five BOUs: Infrastructure, Environmental Services, Water, Buildings, and Energy & Resources.
•Design focus. We serve the design phase of infrastructure, water, buildings, and energy & resources projects, which offers higher margin opportunities and more controllable risk than integrated engineering and construction firms.
•Life-cycle solutions. We provide professional services in all phases of the project life cycle: planning, design, construction administration, commissioning, maintenance, decommissioning, and remediation.

Our diverse business model allows us to adapt to changes in market conditions by offsetting decreased demand for services in one BOU or geographic location with increased demand in another. We believe this strategy helps us mitigate risk while we continue to increase our revenue and earnings. Our first and fourth quarters generally have the lowest revenue generation and project activity due to holidays and weather conditions in the northern hemisphere, however, our diverse business model allows us to adapt to these slowdowns.

Stantec's chief executive officer assesses our Company’s performance based on financial and strategically significant non-financial information available from our reporting segments.

Our reportable segments (in accordance with IFRS Accounting Standards) are based on the regional geographic areas in which we operate. The Company has three operating and reportable segments for its Consulting Services: Canada, United States, and Global.

Annual Information Form	10	Stantec Inc.
February 25, 2026

The following table illustrates the breakdown of gross revenue for our reportable segments in 2024 and 2025.

Reportable Segments	2024 Gross Revenue (millions $)	2025 Gross Revenue (millions $)
Canada	1,665.5	1,811.0
United States	4,113.6	4,451.6
Global	1,720.9	1,881.6

For additional information regarding our business model, see page M-2 of our MD&A for the year ended December 31, 2025 (incorporated by reference in this AIF and filed on SEDAR+ at sedarplus.ca and on EDGAR as an exhibit to our Form 40-F at sec.gov).

Innovation, Research, and Development
Our Innovation Office combines proven ideas with curiosity, creativity, and the application of advanced technology to develop solutions that help our clients and communities with their most difficult challenges.

Innovation at Stantec exists as an accelerant that is encouraged across the entire organization. Stantec employees can share ideas through an online portal managed by our Innovation Office. We support promising ideas with technical expertise, coaching, and progressive levels of funding. Throughout the process, ideas with a digital component are supported by experts who are leading our digital transformation efforts. Our goals in this space are to identify current and future market needs and to create tools and assets that enable Stantec to continue to support our clients' evolving demands and, at the same time, improve the efficiency of our delivery.

We lead innovative research and development across a wide spectrum of disciplines, including infrastructure evaluation, planning and management systems, augmented and virtual reality, data management, artificial intelligence and machine learning, remote sensing, and parametric and automated design. Our goal is to harness advanced technologies and integrate them with proven science, engineering, and architectural practices, which is enabling Stantec to deliver projects more efficiently and continue providing support to our clients. With an established legacy of working across all types of infrastructure and the environmental contexts, we bring together subject matter expertise and cutting-edge digital capabilities to create solutions that make a difference in the world around us.

Competitive Conditions
Our professional services cover all phases of the project life cycle: planning, development, finance and funding identification, design, construction administration, commissioning, operations and maintenance, decommissioning, and remediation. In all these areas, we compete with other large multinational professional services firms, as well as diversified (contracting/consulting) firms through to local, smaller and specialist providers. On any given project, the type and number of competitors vary, dependent on factors including scale of project, geographic location, end-markets/sectors, commercial and contractual terms and risks, technical qualifications and expertise, and any client-led restrictions. Global mega-trends are driving increased demand in our end-markets especially in climate solutions, communities and infrastructure of the future, and future technology. Given the expanding demand for the services we provide, we may see additional competitors emerge and likely some convergence of service offerings in the market.

We believe that we are well positioned to compete in our growing markets due to our client-centric framework with four value creators: excellence, innovation, people, and growth. We distinguish ourselves from our peers through our collaborative socio-technical approaches to sustainability, innovation, and operational efficiency actions, alongside our strategic initiatives aligned to long-term global dynamics. Our people and how we collaborate across our businesses and geographies sets us apart. Our successful track record of acquiring and integrating firms under a common global brand name "Stantec" also provides us with a competitive advantage.

Annual Information Form	11	Stantec Inc.
February 25, 2026

Services
Stantec serves clients in private and public sectors by providing knowledge-based solutions through value-added professional consulting services in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, program management, and project economics. Our focus is on the higher-margin, lower-risk design phase of buildings, energy, infrastructure, and water projects, as well as science and consultancy work in environmental sciences. We offer a range of pricing structures to our clients but usually provide our services based on a fixed or variable-fee contract (with a ceiling) or a time-and-material contract (without a stated ceiling). Most assignments are awarded to us because of our expertise and client relationships; others are obtained through a competitive bidding process.

Through our service diversification and offering professional services for all phases of the project life cycle, Stantec aims to establish ongoing relationships with clients to produce repeat business. We work on tens of thousands of projects for thousands of clients in hundreds of locations, thereby ensuring that we do not rely predominantly on a few large projects for our revenue.

Employees
As of December 31, 2025, we had approximately 34,000 employees, including professionals, technologists and technicians, and support personnel. The distribution of employees among Stantec's reportable segments was approximately 9,400 employees for our Canadian operations, 13,200 for our United States operations, and 11,400 for our Global operations.

We are a people-first organization, always seeking talented and skilled professionals for all our specialized services. As we operate in a competitive industry where turnover costs are high and long-term relationships are key, we work hard to recruit and retain the best people. We use various recruitment strategies to address staffing needs: an employee referral bonus program, website job postings, career fairs, and student programs, and we have opportunities to transfer staff to other office locations.

The Social section of this AIF and our annual Sustainability Report contain additional information on the steps we take to attract, support, motivate, and develop world-class talent and to build an inspiring and inclusive work environment for our staff.

Sustainability
Stantec’s Sustainability Program is built on the premise that positive economic results are enabled when we effectively manage our ESG concerns across our value chain. We actively participate in the United Nations (UN) Global Compact, follow recognized international ESG frameworks, and implement ESG practices in our operations and for our clients.

Our Sustainability Policy and programs guide our actions with our success acknowledged by third parties, like CDP, who have recognized us as Climate Leaders for the past eight years. We also consistently score high with investor-driven rating systems including MSCI, ISS, and Sustainalytics.

Responsibility for our sustainability performance sits with our Executive ESG Committee - chaired by our chief financial officer - with the Sustainability and Safety Committee of the board providing additional oversight, leadership, and stewardship. To accelerate ESG performance and hold ourselves accountable, we have a sustainability pay link and sustainability-linked loan.

Please see the MD&A portion of the Annual Report for information regarding our climate change risks and opportunities.

ESG highlights are outlined below.

Annual Information Form	12	Stantec Inc.
February 25, 2026

Environment
Stantec manages, monitors, and improves our environmental performance with an ISO 14001:2015-certified Environmental Management System. This management system sets environmental objectives and monitors and measures environmental targets, regulatory compliance, orders and citations, and improvement plans. We manage our emissions through near-term, science-based targets approved by Science-Based Target initiative (SBTi) and manage our net zero targets through Canada's Net Zero Challenge. Stantec is operationally carbon neutral (by balancing residual emissions with the purchase of carbon offsets) as an interim step in our journey to net zero.

In our projects, all Stantec's BOUs and geographies provide environment-focused services to our clients. Whether we are providing climate change mitigation services, designing energy-efficient buildings, protecting biodiversity, restoring ecosystems, developing new ways to conserve water, or promoting renewable energy, our commitment to sustainability drives innovation, reduces risks, and provides attractive project life cycle return on investment.

Social
Stantec is a professional services company that relies on the expertise of highly technical staff to provide engineering, architectural, planning, and environmental science services. We work hard to hire the best in the industry and focus on managing, mentoring, and retaining our people. We offer a flexible and collaborative work environment, competitive employee benefits, and the opportunity to work on iconic projects.

Stantec manages, monitors, and improves our health and safety performance with an ISO 45001: 2018-certified Occupational Health and Safety Management System. To gauge the effectiveness of our programs, we track both lagging indicators (e.g., injury rates) and leading indicators (e.g., inspections, observations, hazard identifications).

For the communities where we work and live, we invest in initiatives that build capacity and support long-term positive change. We do this by contributing time, expertise, and money to the arts, education, the environment, and health and wellness. We purposely focus on maintaining respectful and successful relationships with Indigenous communities.

In our project work, we consider the social impacts of decisions made when managing projects throughout their life cycle. We help clients understand the norms of local communities so that they address local priorities and build lasting positive relationships. We incorporate social equity and justice considerations into our projects and design to foster community well-being.

Governance
Stantec believes that good governance is essential to maintaining an effective corporate culture. By embracing ethical business practices, we demonstrate our Company values and, in turn, establish a competitive advantage in the global marketplace.

Our Code of Business Conduct sets global standards that employees are expected to follow in their day-to-day work. We are committed to preventing corruption and anti-trust behaviors, and employees are prohibited from using Company funds for political contributions. We have a Partner Code of Business Conduct program that extends our ESG expectations to our supply chain.

Stantec's global Integrated Management System provides a disciplined and accountable framework that monitors risks and hazards, reduces inefficiencies, maximizes Company resources, and directly supports the implementation of our strategy. The integrated system includes the Environmental Management System and Occupational Health and Safety Management System referenced above as well as a Quality Management System (ISO 9001: 2015-certified), an IT Service Management System (ISO 20000: 2018-1 certified), and an Information Security Management System (ISO 27001: 2022-certified).

Additional information about our board of directors, risk management, and strategic planning process can be found in Stantec’s 2025 Annual Report and Management Information Circular.

Annual Information Form	13	Stantec Inc.
February 25, 2026

Global Operations
Our Global operations encompass our operations outside of North America. In 2025, Stantec remained active internationally; gross revenue from our Global operations was $1,881.6 million.

Outside of North America, we have permanent offices in the United Kingdom, Europe, Australia, New Zealand, India, the Middle East, China, Taiwan, Türkiye, South America, and the Caribbean, and perform work across the globe.

All Stantec projects are reviewed in accordance with Stantec’s Project Management Framework, which includes following legal, financial, and technical processes, among other things. As well, each project is examined to ensure that any health, safety, security or geopolitical risks are acceptable. Each major project has an executive leadership sponsor and is formally reviewed.

Risk Factors
For a review of the risks pertaining to our Company, please refer to our MD&A for the year ended December 31, 2025, pages M-30 to M-42 (incorporated by reference in this AIF and filed on SEDAR+ at sedarplus.ca and on EDGAR as an exhibit to our Form 40-F at sec.gov).

Dividends
On February 15, 2012, Stantec’s board of directors approved our Dividend Policy and concurrently declared Stantec’s first quarterly dividend. Pursuant to this policy, the Company anticipates that it will declare a dividend to shareholders of record on the last business day of each quarter and pay it on or about the fifteenth day of the following month.

Since adopting our Dividend Policy, we have paid quarterly dividends on our common shares. Although the Company aims to declare and pay a dividend quarterly, our Dividend Policy is at the sole discretion of our board of directors and may vary depending on various factors, including prevailing economic and market conditions, the Company’s earnings, the financial requirements for the Company’s operations, the business strategy of the Company, the provisions of applicable law, and any other factors that our board of directors considers relevant. Additionally, Stantec is required to meet certain financial thresholds under its credit facilities; this may restrict Stantec’s ability to declare and pay dividends. Pursuant to our credit facilities, we are restricted from declaring or paying dividends where a default or event of default is continuing or would be caused by such declaration or payment. Therefore, the declaration and payment of dividends is not guaranteed. For full particulars of our credit facility covenants, reference should be made to our Second Amended and Restated Credit Agreement, a copy of which is accessible on SEDAR+ at sedarplus.ca.

The following table outlines cash dividends paid per common share in 2025, 2024, and 2023.

Dividends Paid ($ per common share)

	Year (Total)	Q4	Q3	Q2	Q1
2025	0.90	0.225	0.225	0.225	0.225
2024	0.84	0.21	0.21	0.21	0.21
2023	0.78	0.195	0.195	0.195	0.195

Annual Information Form	14	Stantec Inc.
February 25, 2026

Description of Capital Structure
Our authorized share capital consists of an unlimited number of preferred shares, issuable in series, and an unlimited number of common shares. As at December 31, 2025, no preferred shares and 114,066,995 common shares were issued and outstanding.

In addition to share capital, Stantec has debt securities issued and outstanding. The attributes of Stantec’s senior unsecured notes are provided in this section of the AIF.

Preferred Shares
Preferred shares may be issued in one or more series. The board of directors determines the number of shares and the rights, privileges, restrictions, and conditions attaching to each series. The holders of the preferred shares as a class are not entitled to receive notice of or attend any shareholders’ meeting and are not entitled to vote at any shareholders’ meeting, except to approve amendments to the terms of the preferred shares as a class or as required by law.

Each series of preferred shares will rank pari passu with each of the other series of preferred shares with respect to the entitlement to dividends and distribution of assets in the event of the liquidation, dissolution, or winding up of Stantec. Preferred shares as a class rank ahead of common shares with respect to entitlement to dividends and distribution of assets in the event of the liquidation, dissolution, or winding up of Stantec.

Common Shares
The holders of common shares are entitled to receive, as and when declared by our board of directors, dividends in an amount and form that our board of directors may from time to time determine. Holders of common shares are entitled to receive notice of and to attend all shareholders’ meetings. They have one vote for each common share held at each meeting, unless the meeting is only for holders of another specified class or series of our shares who are entitled to vote separately as a class or series.

Common shares rank behind preferred shares with respect to entitlement to dividends and distribution of assets in the event of the liquidation, dissolution, or winding up of Stantec.

Senior Unsecured Notes
Under the terms and conditions of a Trust Indenture (Indenture) between Stantec and Computershare Trust Company of Canada dated October 8, 2020, the Company may issue senior unsecured notes (Notes). The aggregate principal amount of Notes which may be issued under the Indenture is unlimited. The Notes, issuable in one or more Series, rank equally and pari passu with each other and with the Notes of every other Series, regardless of their actual dates or terms of issue.

On October 8, 2020, Stantec issued a first series of Notes designated as 2.048% senior unsecured notes due October 8, 2027 (Series 1 Notes). The amount of Series 1 Notes issued under the First Supplemental Trust Indenture dated October 8, 2020 is $300 million. The Series 1 Notes bear interest from the date of issue at the rate of 2.048% per annum, payable in equal installments, semi-annually in arrears. The Series 1 Notes are redeemable at the Company’s option, in whole or in part, at the redemption price specified in the First Supplemental Trust Indenture.

On June 27, 2023, Stantec issued a second series of Notes designated as 5.393% senior unsecured notes due June 27, 2030 (Series 2 Notes). The amount of Series 2 Notes issued under the Second Supplemental Trust Indenture dated June 27, 2023, is $250 million. The Series 2 Notes bear interest from the date of issue at the rate of 5.393% per annum, payable in equal installments, semi-annually in arrears. The Series 2 Notes are redeemable at the Company's option, in whole at any time, or in part from time to time, at the redemption price specified in the Second Supplemental Trust Indenture.

Annual Information Form	15	Stantec Inc.
February 25, 2026

On June 10, 2025, Stantec issued a third series of Notes designated as 4.374% senior unsecured notes due June 10, 2032 (Series 3 Notes). The amount of Series 3 Notes issued under the Third Supplemental Trust Indenture dated June 10, 2025, is $425 million. The Series 3 Notes bear interest from the date of issue at the rate of 4.374% per annum, payable in equal installments, semi-annually in arrears. The Series 3 Notes are redeemable at the Company's option, in whole at any time, or in part from time to time, at the redemption price specified in the Third Supplemental Trust Indenture.

For a complete description of the Notes, Series 1 Notes, Series 2 Notes, and Series 3 Notes, please refer to the Indenture, the First Supplemental Trust Indenture, the Second Supplemental Trust Indenture, and the Third Supplemental Indenture, copies of which are accessible on SEDAR+ at sedarplus.ca.

Ratings
On November 27, 2025, DBRS Limited (Morningstar DBRS) confirmed Stantec's credit ratings as presented in the tables below. As of December 31, 2025, the assigned ratings remained unchanged.

Credit Rating Agency	Issuer Rating	Trend
Morningstar DBRS	BBB	Stable

Debt Rated by Morningstar DBRS	Rating	Trend
Senior Unsecured Notes	BBB	Stable
Senior Unsecured Revolving Credit Facility	BBB	Stable
Senior Unsecured Term Loans	BBB	Stable

The Morningstar DBRS issuer and senior debt rating scale provides an opinion on the risk of default; that is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. The rating scale ranges from “AAA” to “D” which represents the range from an issuer with the highest credit quality to one that has filed under any applicable bankruptcy, insolvency or winding up statute or there is a failure to satisfy an obligation after the exhaustion of grace periods. Ratings are based on quantitative and qualitative considerations relevant to the issuer. Stantec’s rating of BBB means an adequate credit quality, acceptable capacity for the payment of financial obligations, and possible vulnerability to future events.

All rating categories from AA to CCC contain the subcategories "(high)" and "(low)". The absence of either a "(high)" or "(low)" designation indicates the rating is in the middle of the category. The Morningstar DBRS rating trends provide guidance in respect of Morningstar DBRS's opinion regarding the outlook for the rating in question, with rating trends falling into one of three categories – ‘‘Positive’’, ‘‘Stable’’ or ‘‘Negative’’. The rating trend indicates the direction in which Morningstar DBRS considers the rating may move if present circumstances continue.

The credit ratings assigned to Stantec are not a recommendation to buy, hold, or sell our debt or securities. There is no assurance that any rating will remain in effect for any given period of time, and that any rating will not be revised or withdrawn entirely at any time by the credit rating organization, if in its judgment, circumstances warrant.

In 2024 and 2025, Stantec made payments of customary rating fees to Morningstar DBRS in connection with the Company's credit rating. In 2025, in addition to the payment of ordinary rating fees, Stantec paid Morningstar DBRS other service fees, including, but not limited to, issuance fees in connection with the assignment of ratings to our long-term debt for purposes of the Series 3 Notes offering completed June 10, 2025.

Annual Information Form	16	Stantec Inc.
February 25, 2026

Market for Securities
Trading Price and Volume
Our common shares are listed for trading on the TSX and New York Stock Exchange (NYSE) under the symbol “STN”.

The following table outlines the monthly trading data on the TSX for January 1 to December 31, 2025:				The following table outlines the monthly trading data on the NYSE (in US$) for January 1 to December 31, 2025:
Toronto Stock Exchange 2025				New York Stock Exchange 2025
Month	High ($)	Low ($)	Volume	Month	High ($)	Low ($)	Volume
January	117.40	107.94	4,256,952	January	81.82	74.98	2,284,820
February	129.39	107.23	6,400,483	February	90.24	73.18	3,500,014
March	124.47	115.60	5,850,735	March	86.48	80.16	3,455,388
April	122.64	109.74	5,634,580	April	88.28	77.07	3,925,272
May	144.38	120.64	6,892,075	May	104.49	87.46	4,311,699
June	150.94	140.12	5,586,907	June	110.17	102.54	3,637,297
July	154.89	146.12	4,913,741	July	113.50	107.28	3,363,545
August	155.02	136.00	6,508,128	August	112.12	98.00	4,232,714
September	155.35	146.78	7,477,076	September	112.33	105.45	4,245,226
October	160.05	149.67	5,947,719	October	114.52	107.23	3,222,125
November	158.13	130.48	9,067,090	November	111.02	92.44	4,512,874
December	134.29	125.71	7,698,901	December	96.98	91.54	6,487,066
Total			76,234,387	Total			47,178,040

Annual Information Form	17	Stantec Inc.
February 25, 2026

Directors and Officers
The following table lists Stantec’s directors as of February 25, 2026, their place of residence and principal occupation:
Directors of Stantec Inc.

Name and Place of Residence	Principal Occupation	Director Start Date
Douglas K. Ammerman(1) Laguna Beach, California, United States	Corporate Director	September 1, 2011
Martin A. à Porta Zug, Switzerland	Corporate Director	January 1, 2021
Shelley A. M. Brown Saskatoon, Saskatchewan, Canada	Corporate Director	November 7, 2018
Angeline G. Chen Bethesda, Maryland, United States	General Counsel and Chief Administrative Officer of Progress Federal Solutions, Inc.(2)	May 11, 2023
Richard (Rick) A. Eng Vancouver, British Columbia, Canada	Corporate Director	January 1, 2025
Gordon A. Johnston Edmonton, Alberta, Canada	President and Chief Executive Officer of Stantec Inc.	January 1, 2018
Christopher F. Lopez Calgary, Alberta, Canada	Corporate Director	January 1, 2025
Marie-Lucie Morin Ottawa, Ontario, Canada	Corporate Director	November 9, 2016
Celina J. Wang Doka Newport Beach, California, United States	Corporate Director	March 1, 2023
(1)Mr. Ammerman is the chair of our board.
(2)Progress Federal Solutions, Inc., a wholly-owned subsidiary of Progress Software Corporation (a US public company), produces software for creating and deploying business applications focused in the US federal government market.

All Stantec directors are elected annually and hold office until the next annual shareholders’ meeting or until their earlier resignation. All directors have held the positions listed in the table above or other executive positions with the same or associated firms or organizations during the past five years or more, except the following:
•Angeline Chen became General Counsel and Chief Administrative Officer at Progress Federal Solutions Inc. (formerly MarkLogic Corporation) in May 2023. Ms. Chen was Of Counsel of DLA Piper from May 2019 until May 2023.
•Rick Eng served as a Managing Partner, Infrastructure Group, of Brookfield Asset Management Ltd. from January 2015 until December 2023.
•Chris Lopez served as Chief Financial Officer of Hydro One Limited (Hydro One) from May 2019 until April 2023 and as Chief Financial and Regulatory Officer of Hydro One from April 2023 until June 2024.
•Celina Wang Doka is a retired partner at KPMG LLP where she served until September 2021.
The following lists the members of each committee of the board as at the date of this AIF:
•Audit and Risk Committee – Shelley Brown (chair), Angeline Chen, Rick Eng, Chris Lopez, and Celina Wang Doka
•Corporate Governance and Compensation Committee – Marie-Lucie Morin (chair), Martin à Porta, Angeline Chen, and Rick Eng
•Sustainability and Safety Committee – Martin à Porta (chair), Chris Lopez, Marie-Lucie Morin, and Celina Wang Doka
All of our directors, with the exception of Gordon Johnston, the Company's president and CEO, are "independent" as that term is defined under applicable Canadian and US securities laws.

Annual Information Form	18	Stantec Inc.
February 25, 2026

The following table lists the name, residency and position held by each executive officer of Stantec as of February 25, 2026, as well as his or her principal occupation in the five preceding years:

Executive Officers of Stantec Inc.

Name and Municipality of Residence	Current Position with the Company	Current Position Start Date	Previously Held Positions During the Five Preceding Years(1)
Gordon A. Johnston Edmonton, Alberta, Canada	President and Chief Executive Officer	January 1, 2018	n/a
Paul J. D. Alpern Edmonton, Alberta, Canada	Executive Vice President and General Counsel	January 11, 2025	Senior Vice President, Secretary and General Counsel
Vito Culmone(2) Calgary, Alberta, Canada	Executive Vice President and Chief Financial Officer	September 3, 2024	Chief Financial Officer, MDA Space Ltd. Executive Vice President and Chief Financial Officer, Element Fleet Management Corp.
Kenna M. Fraser Edmonton, Alberta, Canada	Executive Vice President and Chief Corporate Services Officer	April 1, 2025	Vice President, Corporate Development Senior Vice President, Procurement & Real Estate Senior Vice President, Strategy and Corporate Priorities
Bjorn Morisbak Edmonton, Alberta, Canada	Executive Vice President and Chief Corporate Development Officer	January 11, 2025	Senior Vice President, Corporate Development Executive Vice President, Corporate Development
Susan M. Reisbord West Chester, Pennsylvania, United States	Executive Vice President and Chief Operating Officer - North America	January 1, 2025	Chief Executive Officer and Managing Director, Cardno Inc. Executive Vice President, Environmental Services
Ryan F. G. Roberts Calgary, Alberta, Canada	Executive Vice President and Chief Practice Officer	April 1, 2025	Senior Vice President, Water Operations Leader Executive Vice President, Water
Asifa Samji Vancouver, British Columbia, Canada	Executive Vice President and Chief Human Resources Officer	July 1, 2022	Senior Vice President, Chief Human Resources Officer
Catherine M. Schefer Warrington, United Kingdom	Executive Vice President and Chief Operating Officer - Global	January 1, 2020	n/a
John D. Take Tucson, Arizona, United States	Executive Vice President and Chief Growth & Innovation Officer	July 1, 2022	Executive Vice President, Water Executive Vice President, Chief Business Officer
(1)Previous positions held at Stantec pertain to individuals’ positions held with Stantec Inc.’s operating subsidiaries.
(2)Mr. Culmone serves on the board of directors of EPCOR Utilities Inc.

Directors’ and Executive Officers’ Share Ownership
As of December 31, 2025, the directors and officers of Stantec Inc. as a group beneficially owned, controlled, or directed, either directly or indirectly, 285,280 common shares, which is approximately 0.25% of our issued and outstanding common shares.

Annual Information Form	19	Stantec Inc.
February 25, 2026

Audit and Risk Committee Information

Audit and Risk Committee Terms of Reference
The responsibilities and duties of our Audit and Risk Committee are set out in the committee’s Terms of Reference (Mandate), attached as Appendix I to this AIF.

Composition of the Audit and Risk Committee
As of February 25, 2026, our Audit and Risk Committee members are Shelley Brown (chair), Angeline Chen, Rick Eng, Chris Lopez, and Celina Wang Doka.

The board of directors believes that the composition of this committee reflects an appropriate level of financial literacy and expertise and has determined that each committee member is “independent” and “financially literate” (as those terms are defined under applicable Canadian and US securities laws). As well, Shelley Brown, Rick Eng, Chris Lopez, and Celina Wang Doka are each an “audit committee financial expert”, as this term is defined in the rules and regulations of the US Securities and Exchange Commission (SEC).

The following information describes each committee member’s education and experience that is relevant to the performance of his or her committee responsibilities.

Shelley Brown
Ms. Brown has an extensive board experience serving on not-for-profit, association, and for-profit corporate boards, including Deloitte Canada, the Accounting Standards Board Oversight Council, and the University of Saskatchewan Board of Governors. During her distinguished 40-year career in accounting, Ms. Brown was a partner in two of the world’s largest professional services firms, and served as chair of the Canadian Institute of Chartered Accountants. She chaired the audit committees of NorZinc Ltd. and Sherritt International Corporation. Ms. Brown currently serves on the audit committee of Inter Pipeline Ltd. In 2025, Ms. Brown joined the board of directors and the audit committee of Canadian Natural Resources Limited, a Canadian oil and natural gas company listed on the TSX and the NYSE.

With over 40 years’ experience in accounting and expertise in strategic planning, finance, risk management, and governance, Ms. Brown is a valuable asset to Stantec's Audit and Risk Committee.

Angeline Chen
Ms. Chen is a senior executive and corporate attorney in the software industry serving the U.S. federal market. She has nearly 30 years of corporate business experience across multiple industries including aerospace and defense, manufacturing, and industrials. Previously she served as Of Counsel at a major U.S. law firm where she advised clients on matters relating to U.S. national security, cyber, risk management, governance, regulatory compliance, and mergers and acquisitions. Throughout her professional career, she has been responsible for departmental and project budgets and planning, as well as reviewing financial statements and reports as both a member of senior management as well as on the board of private companies. She holds undergraduate and law degrees from Villanova University, an LL.M. in international and comparative law from Georgetown University Law Center, an MBA from the University of Maryland, and a Master of Science degree in Cybersecurity from Brown University.

Ms. Chen's legal expertise and extensive experience in regulatory compliance, risk management, and cybersecurity matters bring a valuable skill set to the operation of the Audit and Risk Committee.

Rick Eng
Rick Eng has nearly 30 years of experience in investment banking, private equity and advisory roles, primarily focused on mergers and acquisitions, capital markets, and strategic business planning. He spent over 17 years at Brookfield Asset Management Ltd. (Brookfield), where he served as a Managing Partner in the Infrastructure Group and Chief Investment Officer responsible for the underwriting of Brookfield's Transport investments globally. From 2012 to 2015, he served as Chief Financial Officer of Ainsworth Lumber Co., Brookfield's portfolio company. Prior to joining Brookfield, Mr. Eng served as vice president in investment banking at National Bank Financial. In 2025, Mr. Eng joined the board of directors of Rockpoint Gas Storage Inc. (Rockpoint) where he serves as a chair of the board of directors and as a member of governance, nominating and compensation committee. Rockpoint, an operator of natural gas storage facilities in North America, became a publicly traded company after completing an initial public

Annual Information Form	20	Stantec Inc.
February 25, 2026

offering on the TSX in October 2025. Mr. Eng holds a Bachelor of Arts degree in Economics and History from Queen's University and is a Chartered Professional Accountant.

Mr. Eng's knowledge of capital markets, expertise in mergers and acquisitions, and experience in supporting strategic growth add useful competencies to Stantec's Audit and Risk Committee.

Chris Lopez
Chris Lopez has nearly 30 years of industry experience in the utility, power generation, and mining sectors in Canada, United States, Mexico, Australia, and New Zealand. Mr. Lopez held various senior leadership positions with Hydro One Limited (Hydro One), an electricity transmission and distribution company, including as Chief Financial and Regulatory Officer and as Chief Financial Officer. Prior to Hydro One, Mr. Lopez served as Vice President, Corporate Planning and Mergers & Acquisitions at TransAlta Corporation, a company that operates and develops electrical generation assets in Canada, the United States and Australia. Mr. Lopez currently serves on the board of directors, the audit committee, and the risk committee of Algonquin Power & Utilities Corp., an international generation, transmission, and distribution utility company listed on the TSX and NYSE. Mr. Lopez holds a Bachelor of Business degree from Edith Cowan University in Australia and is a Chartered Professional Accountant. He is a Graduate member of the Australian Institute of Company Directors and has completed the CFO Leadership Program at Harvard Business School.

Mr. Lopez's financial expertise, deep understanding of mergers and acquisitions, and leadership experience at publicly traded companies operating in various geographies are valuable assets for Stantec's Audit and Risk Committee.

Celina Wang Doka
Ms. Wang Doka is a retired audit partner of KPMG LLP (KPMG) where she provided accounting and assurance services for a wide variety of public and private clients, specializing in such industries as real estate, investment management, civil engineering, and title insurance, amongst others. She led KPMG’s Building, Construction and Real Estate practice in the firm’s Orange County office and served on KPMG’s Partnership Audit Committee. In addition to serving on the Audit and Risk Committee of Stantec, Ms. Wang Doka serves on the audit committee of F&G Annuities & Life, Inc., a publicly traded company listed on the NYSE. She holds a Bachelor of Arts degree in Business Economics from the University of California, Los Angeles.

With nearly 40 years of experience in accounting and auditing services, Ms. Wang Doka brings a strong technical understanding of accounting and financial reporting matters to the Company's Audit and Risk Committee.

Preapproval Policy
The Audit and Risk Committee must preapprove the audit and non-audit services performed by the Company's independent auditor to ensure that the provision of those services does not impair the auditor’s independence. Unless a type of service to be provided by the independent auditor has received general preapproval, it will require specific preapproval by the committee. Proposed services that exceed preapproved cost levels will require specific preapproval by the committee.

Annual Information Form	21	Stantec Inc.
February 25, 2026

External Auditor Service Fees
The table below presents fees incurred by the Company for work performed by its external auditor, PricewaterhouseCoopers LLP (PwC), during the fiscal years ended December 31, 2025, and December 31, 2024.

		Fiscal Year Ended December 31, 2025 ($)	Fiscal Year Ended December 31, 2024 ($)
Category	Note
Audit fees	1	8,375,900	9,357,700
Audit-related fees	2	—	—
Tax fees	3	30,800	82,200
All other fees	4	22,900	102,600
Total Fees		8,429,600	9,542,500

(1)Audit fees: Audit services provided by PwC for the audit and review of Stantec’s financial statements or services normally provided by PwC in connection with statutory and regulatory filings or engagements, including quarterly reviews, accounting consultation, statutory audit of in-scope subsidiaries and international financial reporting standard consultation.
(2)Audit-related fees: These services can include attest services not required by statute or regulation and review engagements.
(3)Tax fees: Professional services rendered by PwC for tax compliance and consulting services.
(4)All other fees: Non-audit assurance fees and related services provided by PwC.

Annual Information Form	22	Stantec Inc.
February 25, 2026

Legal Proceedings and Regulatory Actions
We are involved in legal proceedings that arise in the normal course of our business. We have pending legal claims and suits both by and against us, which are typical of the industries we operate in. Such claims may allege professional errors and omissions or other incidents that may have occurred during the delivery of our services or execution of our projects, as well as commercial or regulatory disputes involving clients, service providers, contractors, project owners or employees. Where appropriate, these claims have been reported to our insurers and the insurers of our predecessors, who are adjusting or defending them. While the outcome of any legal proceeding is inherently uncertain, litigation can have an adverse impact on our business through defense costs, reputational impacts, diversion of management attention and other factors. As of the date of this AIF, we are not a party to any litigation expected to have a material impact on the Company's financial condition.

No penalties or sanctions have been imposed against us by a court relating to provincial and territorial securities legislation or by a securities regulatory authority. Nor have any other penalties or sanctions been imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision. We have not entered into any settlement agreements before a court relating to provincial and territorial securities legislation or with a securities regulatory authority.

For additional information, please refer to the description of Stantec's risks related to claims and litigation found in the “Risk Factors” section of our MD&A for the year ended December 31, 2025, specifically at page M-33.

Interest of Management and Others in Material Transactions
To the best of our knowledge, none of the (i) directors or executive officers of the Company, (ii) shareholders of the Company that beneficially own, or control or direct, directly or indirectly, more than 10% of the Company's outstanding voting securities, or (iii) any associate or affiliate of persons referred to in (i) and (ii), has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

Conflicts of Interest
To the best of our knowledge, no director or officer of the Company has any existing or potential material conflicts of interest with the Company or any of its subsidiaries.

Transfer Agent
Computershare Trust Company of Canada is our transfer agent for our common shares listed on the TSX and NYSE at its offices in Calgary, Alberta; Toronto, Ontario; Canton, Massachusetts; and Jersey City, New Jersey.

Material Contracts
Except for contracts entered into in the ordinary course of business, which includes contracts in relation to the acquisition of professional services firms, the material contracts entered into by the Company within the most recently completed financial year, or before the most recently completed financial year but still remaining in effect, are as follows:
1.On October 8, 2020, Stantec entered into a Trust Indenture with Computershare Trust Company of Canada to create senior unsecured notes.
2.On October 8, 2020, Stantec entered into a First Supplemental Trust Indenture with Computershare Trust Company of Canada to provide for the creation and issuance of 2.048% Series 1 Notes due October 8, 2027.
3.On December 8, 2022, Stantec entered into a Second Amended and Restated Credit Agreement among Stantec Inc., as borrower; Canadian Imperial Bank of Commerce, as administrative agent, sole lead arranger, and sole bookrunner; Canadian Imperial Bank of Commerce, Bank of America, N.A., Canada Branch and HSBC Bank Canada, as issuing banks; and certain other lenders with respect to the provision of certain credit facilities to Stantec Inc., which was subsequently amended on June 27, 2024, and June 11, 2025.

Annual Information Form	23	Stantec Inc.
February 25, 2026

4.On June 27, 2023, Stantec entered into a Second Supplemental Trust Indenture with Computershare Trust Company of Canada to provide for the creation and issuance of 5.393% Series 2 Notes due June 27, 2030.
5.On June 10, 2025, Stantec entered into a Third Supplemental Trust Indenture with Computershare Trust Company of Canada to provide for the creation and issuance of 4.374% Series 3 Notes due June 10, 2032.

Copies of each of the above contracts are filed on SEDAR+ at sedarplus.ca.

Interests of Experts
The Company's independent registered public accounting firm is PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued a Report of Independent Registered Public Accounting Firm dated February 25, 2026 in respect of the Company’s consolidated financial statements as at December 31, 2025 and December 31, 2024 and for each of the years ended December 31, 2025 and December 31, 2024, and on the effectiveness of the Company’s internal control over financial reporting as at December 31, 2025. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, including the Rules of Professional Conduct with Guidance Chartered Professional Accountants of Alberta and any applicable legislation or regulations, as well as the rules of the US Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board (PCAOB) on auditor independence.

Additional Information
Additional financial information is provided in our financial statements and our MD&A for our most recently completed financial year. Additional information including directors’ and officers’ remuneration and indebtedness, the principal holders of our securities, and securities authorized for issuance under equity compensation plans is contained in Stantec's Management Information Circular for the Company's most recent annual meeting of shareholders.

A copy of this AIF, our latest Management Information Circular, and the Annual Report (which includes our MD&A and Audited Consolidated Financial Statements for the year ended December 31, 2025) may be obtained from our website at stantec.com or by mail on request from the Secretary at Suite 300, 10220 – 103 Avenue NW, Edmonton, Alberta, T5J 0K4. Additional information relating to our Company—including disclosure documents and any reports, statements, or other information that we file with Canadian provincial securities commissions or other similar regulatory authorities—is also available through SEDAR+ at sedarplus.ca and on EDGAR at sec.gov.

NYSE Corporate Governance Disclosure
As a foreign private issuer listed on the NYSE, we are generally entitled to follow the Canadian requirements to the extent not contrary to US securities laws, including the rules of National Instrument 58-101 and National Policy 58-201, with respect to corporate governance practices. Pursuant to Section 303A.11 of the NYSE’s Listed Company Manual, we are required to identify any significant ways that our corporate governance practices differ from those followed by US domestic companies under the NYSE’s listing standards. These differences can be found on our website at stantec.com/about/corporate-governance and in our 2025 Management Information Circular (incorporated by reference in this AIF and filed under our profile on SEDAR+ at sedarplus.ca and furnished as an exhibit to a Form 6 - K filed on April 2, 2025, on EDGAR at sec.gov).

Annual Information Form	24	Stantec Inc.
February 25, 2026

Appendix I – Audit and Risk Committee Terms of Reference (Mandate)
The following are the Audit and Risk Committee’s Terms of Reference (Mandate) effective as of February 25, 2026.

A.Overview and Purpose
The Audit and Risk Committee is appointed by, and responsible to, the board of directors. The committee approves, monitors, evaluates, advises, and makes recommendations, in accordance with these terms of reference, on matters affecting the external and internal audits, risk management matters, the integrity of financial reporting, and the accounting control policies and practices of the Company. The involvement of the committee in overseeing the financial reporting process, including assessing the reasonableness of management’s accounting judgments and estimates and reviewing key filings with regulatory agencies, is an important element of the Company’s internal control over financial reporting. The committee has oversight responsibility for the performance of both the internal auditors and the external auditors. The committee also ensures the qualifications and independence of the external auditors. The committee has oversight of the Company’s compliance with legal and regulatory requirements.

It is not the duty of the committee to plan or conduct audits or to determine that the Company’s financial statements are complete, accurate, and in accordance with International Financial Reporting Standards. In contributing to the committee’s discharge of its duties under these terms of reference, each member of the committee will be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in these terms of reference is intended or may be construed as imposing on any member of the committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which any member of the board of directors may be otherwise subject. Members of the committee are entitled to rely, absent actual knowledge to the contrary, on (a) the integrity of the persons and organizations from whom they receive information, (b) the accuracy and completeness of the information provided, (c) representations made by the Chief Executive Officer and each of the other individuals who are from time to time appointed to offices of the Company by resolution of the board (together with the Chief Executive Officer, collectively, the “Executive Officers”) as to the non-audit services provided to the Company by the external auditor, (d) financial statements of the Company represented to them by an Executive Officer or in a written report of the external auditors to present fairly the financial position of the Company in accordance with applicable generally accepted accounting principles, and (e) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

B.Authority and Responsibilities
The Audit and Risk Committee shall
•Request such information and explanations in regard to the accounts of the Company as the committee may consider necessary and appropriate to carry out its duties and responsibilities.
•Consider any other matters which, in the opinion of the committee or at the request of the board, would assist the directors to meet their responsibilities.
•Provide reports and minutes of meetings to the board.
•Engage independent counsel and other advisors as may be deemed or considered necessary, and determine the fees of such counsel and advisors. Receive confirmation from management that the Company has provided for adequate funding for the payment of compensation to the independent counsel and other advisors.

C.Membership
The members of the committee shall be composed of a minimum of three independent directors, appointed by the board, all of whom must be financially literate as defined under the rules of the SEC and the New York Stock Exchange (NYSE) and applicable Canadian securities laws. At least one member shall have accounting or related financial management expertise and be an audit committee financial expert as defined in SEC regulations. For greater clarity, the board has adopted the meaning of independence as set out in National Instrument 52-110 (Audit Committees) of the Canadian Securities Administrators. The chair of the board of directors shall be an ex-officio member of the Audit and Risk Committee, in addition to the minimum number of required independent directors.

The chair of the committee shall be designated by the board.

Annual Information Form	A-1	Stantec Inc.
February 25, 2026

Attendance by invitation at all or a portion of committee meetings is determined by the committee chair or its members and would normally include the chief financial officer of the Company, representatives of the external auditor, the internal auditor, and such other officers or support staff as may be deemed appropriate.

D.Financial Statements and Disclosures
1.Review and recommend to the board for approval the annual audited financial statements and Management Discussion and Analysis.
2.Review and recommend to the board for approval the following public disclosure documents:
a.The year-end news release on the earnings of the Company; and
b.Other regulatory filings of a financial nature.
3.Review and, if appropriate, approve and authorize the release of the quarterly unaudited financial statements, including Management’s Discussion and Analysis, the quarterly interim report to shareholders, and the quarterly news release on the earnings of the Company. However, in the event that there is a significant or extraordinary matter that, in the opinion of the committee, should be reviewed by the board before the release of such information, the matter shall be referred to the board for review.
4.Receive the quarterly report from the Disclosure Committee on the adequacy of disclosure with respect to material events in the Company’s financial statements, Management’s Discussion and Analysis, and earnings news releases.

5.Review and recommend to the board for approval all annual financial statements, reports of a financial nature (other than quarterly unaudited financial statements), and the financial content of prospectuses or any other reports that require approval by the board prior to submission thereof to any regulatory authority.
6.Review and recommend for the board for approval the Audit and Risk Committee information required as part of the Annual Information Form and Management Information Circular.
7.Review with management on an annual basis, the Company’s obligations pursuant to guarantees (including those granted under the Surety Credit Facility) that have been issued and material obligations that have been entered into and the manner in which these guarantees and obligations have been, or should be, disclosed in the financial statements.
8.Review and assess, in conjunction with management and the external auditor, at least annually or on a quarterly basis where appropriate or required
a.The appropriateness of accounting policies and financial reporting practices used by the Company, including alternative treatments that are available for consideration
b.Any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Company
c.Any new or pending developments in accounting and reporting standards that may affect or impact the Company
d.Any off-balance sheet structures
e.The key estimates and judgments of management that may be material to the financial reporting of the Company
9.At least annually, request the external auditor to provide their views on the quality (not just the acceptability) of the Company’s annual and interim financial reporting. Such quality assessment should encompass judgments about the appropriateness, aggressiveness, or conservatism of estimates and elective accounting principles or methods and judgments about the clarity of disclosures.
10.Review any litigation, claim, or other contingency, including tax assessments, that could have a material effect upon the financial position or operating results of the Company and the manner in which these matters have been disclosed in the financial statements.
11.Review with management on a quarterly basis the indicators of impairment to the Company’s goodwill.

Annual Information Form	A-2	Stantec Inc.
February 25, 2026

E.External Auditor
12.Assess the performance and consider the annual appointment of an external auditor for recommendation to the board for ultimate recommendation for appointment by the shareholders.
13.Review, approve, and execute the annual engagement letter with the external auditor, and ensure that there is a clear understanding between the board, the committee, the external auditor, and management that the external auditor reports directly to the shareholders and the board through the committee. The terms of the engagement letter or the annual audit plan should include, but not be limited to, the following:
a.Staffing
b.Objectives and scope of the external audit work
c.Materiality limits
d.Audit reports required
e.Areas of audit risk
f.Timetable
g.Proposed fees
14.Obtain and review a report from the external auditor at least annually regarding the auditor’s independence and the profession’s or audit firm’s requirements regarding audit partner rotation.
15.Approve, before the fact, the engagement of the external auditor for all non-audit services and the fees for such services, and consider the impact on the independence of the external audit work of fees for such non-audit services.
16.Review all fees paid to the external auditor for audit services and, if appropriate, recommend their approval to the board. Receive confirmation from management that the Company has provided for adequate funding for the payment of compensation to the external auditor.
17.Receive an annual certification from the external auditor that they participate in the public oversight program established by the Canadian Public Accountability Board (CPAB) and the standards of the US Public Company Accounting Oversight Board (PCAOB) and that they are in good standing with the CPAB and the PCAOB.
18.Review a report from the external auditors describing (a) the firm’s internal quality control procedures and (b) any material issues raised by the most recent internal quality control review or peer review of the firm or by any inquiry or investigation by governmental or professional authorities within the preceding five years regarding the audits carried out by the external auditor together with any steps taken to deal with any such issues.
19.Receive and resolve any disagreements between management and the external auditor regarding all aspects of the Company’s financial reporting.
20.Review with the external auditor the results of the annual audit examination including, but not limited to, the following:
a.Any difficulties encountered, or restrictions imposed by management, during the annual audit
b.Any significant accounting or financial reporting issues
c.The auditor’s evaluation of the Company’s internal controls over financial reporting and management’s evaluation thereon, including internal control deficiencies identified by the auditor that have not been previously reported to the committee
d.The auditor’s evaluation of the selection and application of accounting principles and estimates and the presentation of disclosures
e.The post-audit or management letter or other material written communications containing any findings or recommendations of the external auditor including management’s response thereto and the subsequent follow-up to any identified internal accounting control weaknesses
f.Any other matters which the external auditor should bring to the attention of the committee
21.Meet with the external auditor at every meeting of the committee or as requested by the auditor, without management representatives present, and meet with management, at least annually or as requested by management, without the external auditor present.
22.When there is to be a change in the external auditor, review all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102 and the planned steps for an orderly transition.

Annual Information Form	A-3	Stantec Inc.
February 25, 2026

23.Review and approve the Company’s hiring policies regarding employees and former employees of the present and former external auditors of the Company.
24.Receive comments from the external auditor on their assessment of the effectiveness of the committee’s oversight of internal control over financial reporting.
25.Conduct an annual review of the external auditor, with the intention of identifying potential areas for improvement for the audit firm, and to reach a final conclusion on whether the auditor should be reappointed or the audit put out for tender.

F.Internal Audit
26.Review the appointment or termination of the internal auditor.
27.Review and approve the internal audit charter periodically (at least every three years).
28.Review and approve the annual audit plan of the internal auditor (where applicable) and ensure that there is a clear understanding between the board, the committee, the internal auditor, and management that the internal auditor reports directly to the board through the committee. Receive confirmation from management that the Company has provided for adequate funding for the internal auditor. The terms of the audit plan should include, but not be limited to, the following:
a.Staffing
b.Objectives and scope of the internal audit work
c.Materiality limits
d.Audit reports required
e.Areas of audit risk
f.Timetable
g.Proposed budget
29.Review with the internal auditor the results of their audit examination, including, but not be limited to, the following:
a.Any difficulties encountered, or restrictions imposed by management, during the audit
b.Any significant accounting or financial reporting issues
c.The auditor’s evaluation of the Company’s system of internal accounting controls, procedures, and documentation
d.The internal audit reports or other material written communications containing any findings or recommendations of the internal auditor, including management’s response thereto and the subsequent follow-up to any identified internal accounting control weaknesses
e.Any other matters which the internal auditor should bring to the attention of the committee
30.Meet with the internal auditor at every meeting of the committee or as requested by the internal auditor, without management representatives present.

G.Internal Controls
31.Obtain reasonable assurance, through discussions with and reports from management, the external auditor, and the internal auditors, that the accounting systems are reliable, the system for preparation of financial data reported to the market is adequate and effective, and the system of internal controls is effectively designed and implemented.
32.Review management’s annual report on the effectiveness of internal controls and procedures, as well as quarterly and annual chief executive officer and chief financial officer certificates filed pursuant to securities regulations.
33.Receive reports from management and/or the internal auditor on all significant deficiencies and material weaknesses identified.
34.Review annually, or as required, the appropriateness of the system of internal controls and approval policies and practices concerning the expenses of the officers of the Company, including the use of its assets.
35.Review and approve, on a quarterly after-the-fact basis, the expense accounts of the board chair and of the chief executive officer of the Company.

Annual Information Form	A-4	Stantec Inc.
February 25, 2026

H.Risk
General
36.Review at least annually with management
a.The Company’s method of identifying, evaluating, mitigating, and reporting on the principal risks inherent in the Company’s businesses and strategic directions
b.The systems, policies and practices applicable to the Company’s assessment, management, prevention and mitigation of risks (including strategic, operating, compliance, and reputation, as well as financial risks including but not limited to the foreign currency, liquidity and interest rate risk, the use of derivative instruments, counterparty credit exposure, litigation, and adequacy of tax provisions)
c.The Company’s risk appetite, risk tolerance, and risk retention philosophy, including the Company’s loss prevention policies and insurance programs and corporate liability protection programs for directors and officers, as well as disaster response and business continuity plans
d.The Company’s cybersecurity program and measures designed to ensure security of the Company’s information technology systems.
37.Receive an annual report from and review with management the status of the Company’s principal and emerging risks, as well as the related mitigation programs (the Enterprise Risk Management program). Receive quarterly updates from management on the Company’s Enterprise Risk Management program.
38.Review with management the disclosures of the Company’s risks and risk factors in the Company’s Annual Information Form, the Management’s Discussion and Analysis, and other regulatory filings.
39.Report to the board annually on its activities in connection with the risk oversight role referenced herein so that the board as a whole can fulfill its responsibilities for risk oversight.

Finance
40.Review and assess, in conjunction with management , at least annually or on a quarterly basis where appropriate or required, the Company’s capital structure.
41.Review and recommend to the board of directors for approval material financings (including, for example, initiation or material amendments to the Company’s general credit facility and/or corporate debt or equity offerings).
42.Review and recommend to the board of directors proposals requesting a grant of a guarantee issued by Stantec for an amount in excess of $50 million, prior to issuance.
43.Review and recommend to the board of directors proposals requesting a grant of a surety bond issued by Stantec or its subsidiaries for (a) an amount in excess of $50 million individually or (b) whereby virtue of the grant of such surety bond would put the aggregate value of all surety bonds issued and outstanding in excess of $500 million, prior to issuance.
44.Review and approve, if appropriate and as required, the decision to enter into swaps that are exempt from the requirements of sections 2(h)(1) and 2(h)(8) of the US Commodity Exchange Act and to exercise the end-user exception.
45.Review and approve, as required, any policies with respect to swaps, hedging activities, clearing, and the end-user exception.

I.Compliance/Fraud
46.Receive quarterly reports on the Company’s fraud risk assessment activities.
47.In accordance with the Company’s integrity practices, review and determine the disposition of any complaints or correspondence received under the Company’s Code of Business Conduct.
48.Discuss with management the Company’s policies and procedures designed to ensure an effective compliance and ethics program, including the Company’s Code of Business Conduct.
49.Discuss with management and the Company’s in-house legal counsel any legal matters that may have a material impact on the financial statements or the Company’s compliance requirements.
50.Review quarterly the compliance certificate of the chief financial officer.

Annual Information Form	A-5	Stantec Inc.
February 25, 2026

J.Other
51.Review, as required, any claims of indemnification pursuant to the bylaws of the Company.
52.Receive at least annually a report from the chief financial officer regarding private aircraft use, including itinerary and passenger manifest.
53.Review and determine the disposition of any complaints received from shareholders or any regulatory body.
54.Conduct an annual assessment of the effectiveness of the committee and provide a report thereon to the board.
55.Review annually the terms of reference for the committee and recommend any required changes to the board.

K.Meetings
56.Regular meetings of the committee are held at least four times each year.
57.Meetings may be called by the committee chair or by a majority of the committee members, usually in consultation with management of the Company.
58.Meetings are chaired by the committee chair or, in the chair’s absence, by a member chosen from among the committee.
59.A quorum for the transaction of business at any meeting of the committee is a majority of the appointed members.
60.The secretary of the Company shall provide for the delivery of notices, agendas, and supporting materials to the committee members at least five days prior to the meeting except in unusual circumstances.
61.Meetings may be conducted with members present or by telephone or other communications facilities that permit all persons participating in the meeting to hear or communicate with each other.
62.A written resolution signed by all committee members entitled to vote on that resolution at a meeting of the committee is as valid as one passed at a committee meeting.
63.The secretary of the Company, or his or her designate, shall be the secretary for the committee and shall keep a record of minutes of all meetings of the committee.
64.Minutes of the meetings of the committee shall be distributed by the secretary of the Company to all members of the committee and shall be submitted for approval at the next regular meeting of the committee.

Annual Information Form	A-6	Stantec Inc.
February 25, 2026